

January 25, 2018

By E-Mail

Thomas C. Dearmin
12 Goodyear
Suite 110
Irvine, CA 92618

> Re: **Applied Energetics, Inc.**
> **Preliminary Proxy Statement filed by Bradford T. Adamczyk, Jonathan R.**
>   **Barcklow, Thomas C. Dearmin, John E. Schultz Jr., and Oak Tree Asset**
>   **Management Ltd.**
> **Filed on January 18, 2018**
> **File No. 001-14015**

Dear Mr. Dearmin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Proposal 2 – Removal of Directors

1.   We note that your proposal to remove Mr. Farley as a director is based on cause, as required by Delaware law. Please revise your disclosure to describe the standard by which cause would be evaluated under Delaware law (i.e., are your allegations sufficient to remove a director under the relevant provision of Delaware law?). Also, describe how a determination of whether there is sufficient cause would be made and, assuming such determination is made by a Delaware court, the consequences to the company's board membership if the Delaware court determines that your allegations are insufficient to remove Mr. Farley, assuming you obtain sufficient consents.

Proposal 3 – Election of Directors

2.   We note your disclosure that, regardless of the result in proposal 2, your first elected nominee will constitute Mr. Farley successor under Delaware law and the company's organizational documents. Please revise your disclosure to disclose, if true, that the election of a successor nominee in these circumstances may be effected by written consents instead of an annual meeting of security holders.

3.   We note your disclosure on page 14 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.   We note your disclosure on page 15 that your first-elected nominee would fix the size of the board at three immediately upon his election and allow the security holders to elect two other directors. With a view toward revising your proxy statement, please provide us your analysis of whether the election of the first nominee should separated from the election of the remaining nominees, given that currently the size of the board appears to be one. Refer to Rule 14a-4(a)(3).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions